Exhibit 3.2

AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
OF
VOTING SERIES B PREFERRED STOCK
OF
OVERSTOCK.COM, INC.
Overstock.com, Inc., a Delaware corporation (the “Corporation”), certifies as follows:
1.    Pursuant to Article IV of the Certificate of Incorporation and § 151(g) of the General Corporation Law of the State of Delaware, the Board of Directors of the Corporation (the “Board”), by resolutions adopted on October 24, 2016 and a Certificate of Designation filed with the Secretary of State on December 14, 2016 (the “Existing Series B Certificate of Designation”), authorized 2,000,000 shares of preferred stock, par value $0.0001 per share, designated as the Voting Series B Preferred Stock (the “Series B Preferred Stock”).
2.    Shares of the Series B Preferred Stock are outstanding.
3.    The Board determined that it was advisable and in the best interest of the Corporation and its stockholder to amend and restate the Existing Series B Certificate of Designation as set forth in this Amended and Restated Certificate of Designation of the Voting Series B Preferred Stock (the “Amended and Restated Series B Certificate of Designation”).
4.    The Amended and Restated Series B Certificate of Designation was approved and adopted by the requisite vote of the stockholders of the Corporation.
5.    The Amended and Restated Series B Certificate of Designation was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.
6.    The Existing Series B Certificate of Designation is amended and restated in its entirety to read as set forth on Exhibit A hereto.
IN WITNESS WHEREOF, Overstock.com, Inc. has caused this Amended and Restated Certificate of Designation to be signed by a duly authorized officer this 23rd day of March, 2020.

OVERSTOCK.COM, INC.

By:	/s/ GLEN NICKLE
Name: Glen Nickle
Title: VP, Legal & General Counsel

Exhibit A
AMENDED AND RESTATED CERTIFICATE OF DESIGNATION
OF
VOTING SERIES B PREFERRED STOCK
OF
OVERSTOCK.COM, INC.

Section 1.	Designation. The designation of such series is “Voting Series B Preferred Stock” (“Series B Preferred”).

Section 2.
Number of Shares. The number of shares of Series B Preferred shall be 370,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock undesignated as to series) or decreased (but not below the number of shares of Series B Preferred then outstanding) by the Board of Directors. Shares of Series B Preferred that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and the Corporation shall take all such actions as are necessary to cause such shares to revert to status of authorized but unissued shares of Preferred Stock undesignated as to series.

Section 3.	Definitions. As used herein with respect to the Series B Preferred:

(a)
“Accrued Dividends” with respect to any share of the Series B Preferred, means an amount computed at the annual Dividend Rate (as defined below) from the Original Issue Date to and including the date to which such dividends have accrued (whether or not such dividends have been declared), less the aggregate amount of all dividends previously paid on such share.

(b)
“Junior stock” means the Common Stock and any other class or series of stock of the Corporation hereafter authorized as to which the Series B Preferred has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(c)	“Original Issue Date” means December 15, 2016.

(d)	“Original Purchase Price” means $15.68 per share of Series B Preferred.

(e)
“Parity stock” means the Series A Preferred and any other class or series of stock of the Corporation, other than the Common Stock, that ranks on a parity with the Series B Preferred in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(f)	Series A Preferred” means the Blockchain Voting Series A Preferred Stock designated by the Corporation.

Section 4.	Dividends.

(a)
Rate. Each holder of issued and outstanding Series B Preferred shall be entitled to receive, when, as and if declared by the Board of Directors, for each share of Series B Preferred held by such holder, annual dividends payable in cash at the annual rate of 1.0% (the “Dividend Rate”) multiplied by the Original Purchase Price, in preference to any dividend payment to the holders of the Common Stock (the “Priority Dividends”), but only out of funds that are legally available therefor, with all cash dividends being rounded to the nearest $0.01 per share.

Priority Dividends will accrue and cumulate from the Original Issue Date and shall be payable, if, as and when declared by the Board of Directors annually in arrears on a date selected by the Board of Directors in its sole discretion, to holders of record on a date determined by the Board of Directors in its sole discretion. Any payment of a Priority Dividend will first be credited against the earliest accumulated but unpaid Priority Dividend due with respect to such share that remains payable.

The Priority Dividends payable for any dividend period shorter or longer than a full annual dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Priority Dividends not paid will accrue at the Dividend Rate annually on the anniversary of the Original Issue Date whether or not the Corporation has earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not Priority Dividends are declared, and will be entitled to be paid prior to any dividend on the Common Stock.

(b)
Priority of Priority Dividends. Priority Dividends on the Series B Preferred shall be paid pari passu with dividends on the Series A Preferred. So long as any share of Series B Preferred is outstanding, no dividend may be declared or paid or set aside for payment or other distribution declared or made upon any junior stock of any kind unless, in each case, full cumulative Priority Dividends on all shares of Series B Preferred have been or are contemporaneously paid as provided in Section 4(a). If Priority Dividends are not paid in full or a sum sufficient for such full payment is not so set apart upon the Series B Preferred, all dividends declared upon the Series B Preferred and all dividends declared on any parity stock shall be declared pro rata so that the amount of dividends declared per share of the Series B Preferred and dividends declared per share of such parity stock shall in all cases bear to each other the same ratio that accrued and unpaid Priority Dividends per share on the Series B Preferred and accrued and unpaid dividends per share of such parity stock bear to each other.

(c)
Participation Rights in Dividends on Common Stock. In addition to the dividend rights set forth above regarding the Priority Dividends, the Corporation shall not pay a dividend, whether payable in cash, securities or other property, to the holders of the Common Stock unless the Corporation substantially concurrently pays a dividend to the holders of the Series B Preferred (as of the same record date as the record date for such distribution to the holders of the Common Stock) of the same kind and of the same amount per share of Series B Preferred as is paid per share of Common Stock, payable on the same payment date set for the holders of the Common Stock with respect to such dividend to the holders of record of the Series B Preferred on the same record date as the record date for such dividend to holders of the Common Stock; provided, however, that this Section 4(c) shall not require any dividend payment to the holders of the Series B Preferred and shall not prevent or restrict any dividend to the holders of the Common Stock if the Corporation pays a dividend on the Common Stock consisting solely of shares of its Common Stock, in which case the provisions of Section 7 hereof shall control. If the Corporation redeems or otherwise acquires shares of Series B Preferred prior to the record date for any dividend on the Series B Preferred, the redeemed or acquired shares of Series B Preferred shall have no right to any such dividend.

Section 5.	Liquidation Rights.

(a)
Liquidation. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, the outstanding shares of Series B Preferred shall be treated as if such shares were additional outstanding shares of Common Stock for the purpose of determining any rights to any distributions of assets.

(b)
Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger or consolidation of the Corporation with any other corporation, including a merger in which the holders of Series B Preferred receive cash or property for their shares, or the sale of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6.	Redemption.

(a)
Optional Redemption. Shares of Series B Preferred may be redeemed, in whole or in part, at the option of the Corporation, by the Corporation by giving notice of such redemption at any time prior to the third anniversary of the Original Issue Date. If the Corporation gives notice of redemption prior to the third anniversary of the Original Issuance Date, the Corporation may effect the redemption after the third anniversary of the Original Issuance Date. Notice of redemption may be given either by mailing notice to the holders of record or by press release or other public announcement. If notice is given by public announcement, by press release or otherwise, such notice shall be effective as of the date of such announcement, regardless of whether notice is also mailed or otherwise given to holders of record. The redemption price for any shares of Series B Preferred to be redeemed (the “Redemption Price”) shall be payable in cash, out of funds legally available therefor, and shall be equal to the highest of the following: (1) the Original Purchase Price plus any Accrued Dividends; (2) 105% of the average trading price of the Common Stock during a five-trading-day period determined by the Corporation in its sole discretion (the “Trading Period”); and (3) 105% of the average trading price of the Series B Preferred during the Trading Period. If fewer than all of the outstanding shares of Series B Preferred are to be redeemed at any time, the Corporation may choose to redeem shares proportionally from all holders, or may choose the shares to be redeemed by lot or by any other equitable method. Shares of Series B Preferred are not subject to optional redemption under this Section 6(a) unless notice of such redemption is given prior to the third anniversary of the Original Issue Date.

(b)
Effectiveness of Redemption. From and after the redemption date specified in the notice of redemption, if funds necessary for the redemption are available and have been irrevocably deposited or set aside, dividends on the Series B Preferred to be redeemed on such redemption date will cease to accrue; such shares will no longer be deemed to be outstanding; and all rights of the holder thereof as a holder of Series B Preferred (except the right to receive from the Corporation the Redemption Price without interest) shall cease and terminate with respect to such shares; provided, that if a share of Series B Preferred is not redeemed on the Redemption Date for any reason (including without limitation, because the Corporation is unable to lawfully pay the Redemption Price), such share of Series B Preferred will remain outstanding and will be entitled to, without interruption, all of the rights, preferences and powers as provided herein.

Section 7.
Certain Adjustments. If the Corporation pays a dividend on the Common Stock consisting solely of shares of its Common Stock or if it splits or combines the Common Stock, the Corporation shall use its reasonable efforts to make a corresponding pro rata adjustment to the outstanding shares of Series B Preferred.

Section 8.
Voting Rights. Except as otherwise provided herein or as required by law, the holders of the shares of Series B Preferred shall vote together with the holders of the shares of Series A Preferred and the holders of the shares of Common Stock (and not as a separate class) at any annual or special meeting of stockholders of the Corporation, and each holder of Series B Preferred shall have one vote on all matters submitted to a vote of the holders of the Common Stock for each share of Series B Preferred owned by such holder on the applicable record date. Holders of Series B Preferred will vote as a class upon any amendment increasing or decreasing the aggregate number of authorized shares of Series B Preferred or altering or changing the powers, preferences or special rights of the Series B Preferred that would adversely affect the holders of the Series B Preferred.

Section 9.
Rights in the Event of Merger or Consolidation Involving the Corporation. If the Corporation is party to any merger or consolidation pursuant to which all or part of the Common Stock shall be changed into or exchanged for stock or other securities of any other person (or the Corporation) or cash or any other property (or a right to receive the foregoing), then, and in each such case, the Corporation shall use all commercially reasonable efforts to make proper provision so that each outstanding share of Series B Preferred shall be treated as if such share were an additional outstanding share of Common Stock for all purposes in connection with any such merger or consolidation.

Section 10.
Other Rights. The shares of Series B Preferred shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein.